Exhibit 12

DARDEN RESTAURANTS, INC.

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

(Dollar amounts in millions)

(Unaudited)

	Quarter Ended		Six Months Ended
	November 23, 2008	November 25, 2007	November 23, 2008	November 25, 2007
Consolidated earnings from continuing operations before income taxes	$82.5	$59.2	$196.9	$211.1
Plus fixed charges:
Gross interest expense(1)	30.1	24.1	59.2	34.9
40% of restaurant and equipment minimum rent expense	10.6	8.4	21.0	15.2

Total fixed charges	40.7	32.5	80.2	50.1
Less capitalized interest	(2.1)	(1.3)	(3.8)	(2.4)

Consolidated earnings from continuing operations before income taxes available to cover fixed charges	$121.1	$90.4	$273.3	$258.8

Ratio of consolidated earnings from continuing operations to fixed charges	3.0	2.8	3.4	5.2

(1)	Gross interest expense includes interest recognized in connection with our unrecognized income tax benefits.